                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       MITCHELL ENERGY & DEVELOPMENT CORP.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   606592 20 2
                                   -----------
                                 (CUSIP Number)


                              Spiros N. Vassilakis
                            GPM, Inc. and Affiliates
                        2002 Timberloch Place, Suite 260
                           The Woodlands, Texas 77380
                                 (713) 377-5609
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 13, 2001
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------
 CUSIP NO.: 606592 20 2
------------------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

               George P. Mitchell
               Social Security Number ###-##-####
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3         SEC USE ONLY


--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                              22,358,205 shares
                   -------------------------------------------------------------
    NUMBER OF        8        SHARED VOTING POWER
     SHARES
  BENEFICIALLY                1,022,506 shares
    OWNED BY       -------------------------------------------------------------
      EACH           9        SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   22,358,205 shares
      WITH         -------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                              1,022,506 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               23,380,711 shares, includes 1,022,506 shares as to which beneficial ownership is disclaimed
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               46.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------
 CUSIP NO.: 606592 20 2
------------------------------

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

               Cynthia Woods Mitchell
               Social Security Number ###-##-####
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3         SEC USE ONLY


--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                              -0-
                   -------------------------------------------------------------
    NUMBER OF        8        SHARED VOTING POWER
     SHARES
  BENEFICIALLY                1,022,506 shares
    OWNED BY       -------------------------------------------------------------
      EACH           9        SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   -0-
      WITH         -------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                              1,022,506 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,022,506 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D


         Capitalized terms that are not otherwise defined in this Amendment No. 4 have the meanings ascribed to them in Amendments No. 1, No. 2 and No. 3 to the original Schedule 13D filed with the Securities and Exchange Commission ("Commission") on June 29, 2000, April 3, 2001, and May 11, 2001, respectively, (the "Amended Filing"), by George P. Mitchell and Cynthia Woods Mitchell with respect to the Class A Common Stock, $.10 par value, of Mitchell Energy & Development Corp. (the "Company").

         The Amended Filing is hereby supplemented and amended to the extent set forth in this Amendment No. 4.


ITEM 4.  PURPOSE OF TRANSACTION
         On August 13, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Devon Energy Corporation ("Devon Energy") and Devon Newco Corporation ("Newco"). Pursuant to the Merger Agreement, the Company will be merged with and into Newco in accordance with the Merger Agreement, and the separate corporate existence of the Company will thereupon cease (the transactions contemplated thereby being referred to herein as the "Proposed Merger"). Newco will be the surviving corporation in the Proposed Merger and will remain a wholly owned subsidiary of Devon Energy.

         Upon consummation of the Proposed Merger, each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), other than shares of Class A Common Stock owned by Devon Energy and the Company which shall be cancelled and shares of Class A Common Stock held by shareholders who dissent from the Proposed Merger, will be converted into (a) the right to receive $31.00 in cash and (b) 0.585 of a share of common stock, $.10 par value, of Devon Energy ("Devon Common Stock"). The consummation of the Proposed Merger is subject to a number of customary conditions, including (x) compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (y) approval by the holders of two-thirds of the outstanding shares of Class A Common Stock and a majority of the shares of Devon Common Stock voting at a special meeting of Devon Energy at which a quorum is present and (z) the receipt of tax opinions from legal counsel to the Company and Devon Energy to the effect that the Proposed Merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Except as noted in this
Item 4 or in Item 6 in this Amendment No. 4, neither Mr. Mitchell nor Mrs. Mitchell currently has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth the number of shares of Class A Common Stock owned by Mr. Mitchell and Mrs. Mitchell, in each case as of August 10, 2001:



           OWNER                                               SHARES BENEFICIALLY OWNED(6)
------------------------------   ---------------------------------------------------------------------------------------
                                    SOLE VOTING              SHARED                                      PERCENTAGE
                                        AND                VOTING AND                                        OF
                                 DISPOSITIVE POWER      DISPOSITIVE POWER          TOTAL           OUTSTANDING SHARES(4)
                                 -----------------      -----------------          -----           ---------------------
George P. Mitchell               22,358,205(1)(2)(5)       1,022,506(3)         23,380,711(5)               46.8%

Cynthia Woods Mitchell                  -0-                1,022,506(1)          1,022,506                   2.0%

----------------------------

(1) Subject to shared power of spouse under applicable Texas marital property laws.

(2) Includes 404,666 shares of Class A Common Stock which Mr. Mitchell has the right to acquire within 60 days following August 10, 2001 on the exercise of stock options.

(3) Owned of record by Cynthia Woods Mitchell. Mr. Mitchell disclaims beneficial ownership of these shares.

(4) For purposes of this calculation, the Company's outstanding shares of Class A Common Stock include: (a) the 49,911,612 shares outstanding at August 10, 2001, and (b) the 404,666 shares referred to in footnote (2) above.

(5) Excludes 100 shares of Class A Common Stock sold by Mr. Mitchell to Devon Energy on August 13, 2001 for the aggregate consideration of $6,212.00.

(6) See Item 6 below for information relating to the terms of the Shareholders Agreement referred to therein pursuant to which Mr. and Mrs. Mitchell have agreed, among other things, to vote their shares of Class A Common Stock in favor of the adoption of the Merger Agreement and to grant an irrevocable proxy to Devon Energy in support of such commitment. Mr. and Mrs. Mitchell expressly disclaim that they have become members of a group comprised of themselves and Devon Energy as a result of the execution of the Shareholders Agreement.

         Except as disclosed in footnote (5) to the preceding table, neither Mr. Mitchell nor Mrs. Mitchell has engaged in any transactions in shares of the Class A Common Stock within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As significant shareholders of the Company, Mr. and Mrs. Mitchell entered into a Principal Shareholders Agreement Containing a Voting Agreement and an Irrevocable Proxy dated as of August 13, 2001 (the "Shareholders Agreement") and an Investor Rights Agreement dated as of August 13, 2001 (the "Investor Agreement") with Devon Energy as an inducement and a condition to the execution of the Merger Agreement by Devon Energy and Newco. Pursuant to the Shareholders Agreement, Mr. and Mrs. Mitchell have agreed, among other things, to vote (or cause to be voted) the shares of Class A Common Stock of the Company beneficially owned by them and as to which they have the right to vote (the "Subject Shares") in favor of the adoption of the Merger

Agreement and the transactions contemplated thereby and to vote against any proposal that is inconsistent with the consummation of the transactions contemplated by the Merger Agreement. In connection with the execution of the Shareholders Agreement, Mr. and Mrs. Mitchell granted Devon Energy an irrevocable proxy to vote the Subject Shares in a manner consistent with the Shareholders Agreement. Except for pledges in existence at the date of the Shareholders Agreement and transfers to any trust, estate, family partnership, foundation or charitable organization that agrees in writing to be bound by the terms of the Shareholders Agreement, Mr. and Mrs. Mitchell have agreed not to sell, transfer, tender, pledge, encumber or otherwise dispose of the Subject Shares. The Shareholders Agreement becomes null and void upon the earliest to occur of (a) the second anniversary date of the execution of the Shareholders Agreement, (b) the termination of the Shareholders Agreement with the mutual consent of Devon Energy and Mr. and Mrs. Mitchell, (c) the consummation of the Proposed Merger or (d) the termination of the Merger Agreement by Devon Energy for any reason or by the Company in the event that the conditions to its obligation to consummate the Proposed Merger (other than the Company's failure to secure adoption of the Proposed Merger by the requisite vote of its shareholders) are not satisfied.

         The Investor Agreement contains, among other things, restrictions upon the disposition of the shares of Devon Common Stock received by Mr. and Mrs. Mitchell upon consummation of the Proposed Merger and sets forth the obligations of Devon Energy to register those shares for sale in underwritten public offerings under the Securities Act of 1933, as amended, and applicable state securities laws.

         Copies of the Shareholders Agreement and the Investor Agreement are filed as exhibits to this Amendment No. 4 and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         E-1. Principal Shareholders Agreement Containing a Voting Agreement and an Irrevocable Proxy, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

         E-2. Investor Rights Agreement, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

                                   SIGNATURES
         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct. Dated: August 14, 2001.


                                          /s/ George P. Mitchell
                                          --------------------------------------
                                          George P. Mitchell



                                          /s/ Cynthia Woods Mitchell
                                          --------------------------------------
                                          Cynthia Woods Mitchell

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
 E-1. Principal Shareholders Agreement Containing a Voting Agreement and an Irrevocable Proxy, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

 E-2. Investor Rights Agreement, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.